UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________
SCHEDULE 13G/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

DUTCH BROS INC.
(Name of Issuer)

Class A Common Stock, $0.00001 par value per share
(Title of Class of Securities)

26701L100
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of This Statement)
Check the Appropriate box to designate the rule pursuant to which this schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
Travis Boersma

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5	SOLE VOTING POWER
NUMBER OF		64,166,653(1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		64,166,653(1)
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64,166,653(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
52.13%(2)

12	TYPE OF REPORTING PERSON*
IN

(1) Consists of (i) 714,080 Class A common units of Dutch Mafia, LLC, a Delaware limited liability company (“Dutch Mafia”) (which are convertible into shares of Class A common stock of the Issuer upon the corresponding surrender and cancellation of 714,080 shares of Class B common stock of the Issuer) held by DMI Holdco, LLC, a Delaware limited liability company, (ii)(x) 2,514,241 shares of Class A common stock of the Issuer and (y) 36,458,141 Class A common units of Dutch Mafia (which are convertible into shares of Class A common stock of the Issuer upon the corresponding surrender and cancellation of 36,458,141 shares of Class B common stock of the Issuer) held by DM Trust Aggregator, LLC, a Delaware limited liability company, and (iii)(x) 1,581,186 shares of Class A common stock of the Issuer and (y) 22,899,005 Class A common units of Dutch Mafia (which are convertible into shares of Class A common stock of the Issuer upon the corresponding surrender and cancellation of 22,899,005 shares of Class B common stock of the Issuer) held by DM Individual Aggregator, LLC, a Delaware limited liability company, for which Travis Boersma is deemed to have the power to direct the disposition and vote of the shares.

(2) This percentage is calculated based on 63,018,400 shares of Class A common stock of the Issuer outstanding as of November 2, 2023 and assuming the conversion of 60,071,226 Class A common units of Dutch Mafia into 60,071,226 Class A common stock of the Issuer and the corresponding surrender and cancellation of 60,071,226 shares of Class B common stock of the Issuer.

1	NAME OF REPORTING PERSONS
DMI Holdco, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		714,080(1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		714,080(1)
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
714,080(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
1.12%(2)

12	TYPE OF REPORTING PERSON*
CO

(1) Consists of 714,080 Class A common units of Dutch Mafia (which are convertible into shares of Class A common stock of the Issuer upon the corresponding surrender and cancellation of 714,080 shares of Class B common stock of the Issuer).

(2) This percentage is calculated based on 63,018,400 shares of Class A common stock of the Issuer outstanding as of November 2, 2023 and assuming the conversion of 714,080 Class A common units of Dutch Mafia into 714,080 shares of Class A common stock of the Issuer and the corresponding surrender and cancellation of 714,080 shares of Class B common stock of the Issuer.

1	NAME OF REPORTING PERSONS
DM Trust Aggregator, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		38,972,382(1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		38,972,382(1)
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,972,382(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
39.18%(2)

12	TYPE OF REPORTING PERSON*
CO

(1) Consists of (x) 2,514,241 shares of Class A common stock of the Issuer and (y) 36,458,141 Class A common units of Dutch Mafia (which are convertible into shares of Class A common stock of the Issuer upon the corresponding surrender and cancellation of 36,458,141 shares of Class B common stock of the Issuer).

(2) This percentage is calculated based on 63,018,400 shares of Class A common stock of the Issuer outstanding as of November 2, 2023 and assuming the conversion of 36,458,141 Class A common units of Dutch Mafia into 36,458,141 shares of Class A common stock of the Issuer and the corresponding surrender and cancellation of 36,458,141 shares of Class B common stock of the Issuer.

1	NAME OF REPORTING PERSONS
DM Individual Aggregator, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		24,480,191(1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		24,480,191(1)
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,480,191(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
28.49%(2)

12	TYPE OF REPORTING PERSON*
CO

(1) Consists of (x) 1,581,186 shares of Class A common stock of the Issuer and (y) 22,899,005 Class A common units of Dutch Mafia (which are convertible into shares of Class A common stock of the Issuer upon the corresponding surrender and cancellation of 22,899,005 shares of Class B common stock of the Issuer).

(2) This percentage is calculated based on 63,018,400 shares of Class A common stock of the Issuer outstanding as of November 2, 2023 and assuming the conversion of 22,899,005 Class A common units of Dutch Mafia into 22,899,005 shares of Class A common stock of the Issuer and the corresponding surrender and cancellation of 22,899,005 shares of Class B common stock of the Issuer.
Item 1 (a). Name of Issuer:
Dutch Bros Inc.
Item 1 (b). Address of Issuer's Principal Executive Offices:
c/o Dutch Bros Inc.
110 SW 4th Street
Grants Pass, Oregon 97526
Item 2 (a). Name of Persons Filing:

The persons filing this statement are Travis Boersma, DM Trust Aggregator, LLC, DM Individual Aggregator, LLC, and DMI Holdco, LLC. Together, Travis Boersma, DM Trust Aggregator, LLC, DM Individual Aggregator, LLC, and DMI Holdco, LLC are the “Reporting Persons.”
Item 2 (b). Address of Principal Business Office or, if None, Residence:
c/o Dutch Bros Inc.
110 SW 4th Street
Grants Pass, Oregon 97526
Item 2 (c). Citizenship:
Travis Boersma is a United States citizen.
DM Trust Aggregator, LLC is a Delaware limited liability company.
DM Individual Aggregator, LLC is a Delaware limited liability company.
DMI Holdco, LLC, is a Delaware limited liability company.
Item 2 (d). Title of Class of Securities:
Class A common stock, $0.00001 par value per share.
Item 2 (e). CUSIP Number:
26701L100
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
 (a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
 (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
 (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
 (d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
 (e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
 (f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
 (g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
 (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3):
 (j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
Pursuant to the Third Amended and Restated Limited Liability Company Agreement of Dutch Mafia, LLC, a Delaware limited liability company (“Dutch Mafia”), and a direct subsidiary of the Issuer, at the option of the holder, Class A common units of Dutch Mafia, each paired with an equal number of shares of Class B common stock or Class C common stock of the Issuer, as applicable, may be redeemed or exchanged for shares of Class A common stock of the Issuer on a one-for-one basis and are included in the Class A common stock beneficially owned amounts.
Mr. Boersma disclaims beneficial ownership of the securities held by DMI Holdco, LLC, DM Individual Aggregator, LLC, and DM Trust Aggregator, LLC except to the extent of Mr. Boersma’s pecuniary interest in such securities.

Travis Boersma
 (a) Amount beneficially owned: 64,166,653
 (b) Percent of class: 52.13%
 (c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote: 64,166,653

 (ii) Shared power to vote or to direct the vote: 0
 (iii) Sole power to dispose or to direct the disposition of: 64,166,653
 (iv) Shared power to dispose or to direct the disposition of:  0
DMI Holdco, LLC
 (a) Amount beneficially owned: 714,080
 (b) Percent of class: 1.12%
 (c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote: 714,080
 (ii) Shared power to vote or to direct the vote: 0
 (iii) Sole power to dispose or to direct the disposition of: 714,080
 (iv) Shared power to dispose or to direct the disposition of:  0
DM Trust Aggregator, LLC
 (a) Amount beneficially owned: 38,972,382
 (b) Percent of class: 39.18%
 (c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote: 38,972,382
 (ii) Shared power to vote or to direct the vote: 0
 (iii) Sole power to dispose or to direct the disposition of: 38,972,382
 (iv) Shared power to dispose or to direct the disposition of:  0
DM Individual Aggregator, LLC
 (a) Amount beneficially owned: 24,480,191
 (b) Percent of class: 28.49%
 (c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote: 24,480,191
 (ii) Shared power to vote or to direct the vote: 0
 (iii) Sole power to dispose or to direct the disposition of: 24,480,191
 (iv) Shared power to dispose or to direct the disposition of:  0
Item 5. Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
N/A
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
N/A
Item 8. Identification and Classification of Members of the Group.
N/A
Item 9. Notice of Dissolution of Group.
N/A
Item 10. Certification.
N/A

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2024

Travis Boersma

By:	/s/ Thomas P. Conaghan
Thomas P. Conaghan
Attorney-in-Fact for Travis Boersma

DM Trust Aggregator, LLC.

By:	/s/ Thomas P. Conaghan
Thomas P. Conaghan
Attorney-in-Fact for Travis Boersma, Authorized Signatory

DM Individual Aggregator, LLC

By:	/s/ Thomas P. Conaghan
Thomas P. Conaghan
Attorney-in-Fact for Travis Boersma, Authorized Signatory

DMI Holdco, LLC

By:	/s/ Thomas P. Conaghan
Thomas P. Conaghan
Attorney-in-Fact for Travis Boersma, Authorized Signatory

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)
99.2	Power of Attorney (filed herewith)

Exhibit 99.1
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission, and further agrees to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement as an exhibit thereto. This Joint Filing Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking part.

Date: February 14, 2024

Travis Boersma

By:	/s/ Thomas P. Conaghan
Thomas P. Conaghan
Attorney-in-Fact for Travis Boersma

DM Trust Aggregator, LLC.

By:	/s/ Thomas P. Conaghan
Thomas P. Conaghan
Attorney-in-Fact for Travis Boersma, Authorized Signatory

DM Individual Aggregator, LLC

By:	/s/ Thomas P. Conaghan
Thomas P. Conaghan
Attorney-in-Fact for Travis Boersma, Authorized Signatory

DMI Holdco, LLC

By:	/s/ Thomas P. Conaghan
Thomas P. Conaghan
Attorney-in-Fact for Travis Boersma, Authorized Signatory

Exhibit 99.2

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that I, Travis Boersma, hereby constitute and appoint Charles Darantiere, Daniel McGuire and Thomas P. Conaghan, and each of them, my true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for me and in my name, place and stead, to sign any Form ID (Uniform Application for Access Codes to File on EDGAR), reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities), and beneficial ownership reports on Schedule 13D and Schedule 13G relating to transactions by me in shares of Class A Common Stock or other securities of Dutch Bros Inc. and all amendments thereto, and to file the same with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall be effective until such time as I deliver a written revocation thereof to the above-named attorneys-in-fact and agents.

Dated:     October 25, 2023        /s/ Travis Boersma